File No. 83-1
Regulation IA
Rule 3

DSTRBRPT



17010418

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 609, Tranche No. 02

U.S.$200,000,000 Floating Rate Notes due July 15, 2022, as from July 27, 2017 to be consolidated and form a single series with the Bank's U.S.$600,000,000 Floating Rate Notes due July 15, 2022 issued on June 20, 2017(Series No. 609, Tranche No. 01)

Filed pursuant to Rule 3 of Regulation IA

Dated: July 24, 2017

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$200,000,000 Floating Rate Notes due July 15, 2022, Series No. 609, Tranche No. 02 (the "Notes"), as from July 27, 2017 to be consolidated and form a single series with the Bank's U.S.$600,000,000 Floating Rate Notes due July 15, 2022 issued on June 20, 2017 (Series No. 609, Tranche No. 01), under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated July 24, 2017 (the "Terms Agreement") and the Pricing Supplement dated July 24, 2017 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note:	100.051%	Nil.	100.051%
Total:	U.S.$200,102,000.00		U.S.$200,102,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 10, 2017
(B) Pricing Supplement
(C) Terms Agreement

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1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from July 17, 2017, which is expected to be U.S.$76,000.00 as of July 27, 2017.

IDB
Inter-American Development Bank

Exhibit A

March 10, 2017

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 609
Tranche No.: 2

U.S.$200,000,000 Floating Rate Notes due July 15, 2022 (the "Notes") as from July 27, 2017 to be consolidated and form a single series with the Bank's U.S.$600,000,000 Floating Rate Notes due July 15, 2022, issued June 20, 2017 (the "Series 609 Tranche 1 Notes")

Issue Price: 100.051 percent plus 10 days' accrued interest

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

TD Securities
Wells Fargo Securities

The date of this Pricing Supplement is July 24, 2017.

7.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$ or USD) being the lawful currency of the United States of America
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a)):	July 15, 2022
11.	Interest Basis (Condition 5):	Variable Interest Rate (Condition 5(II))
12.	Interest Commencement Date (Condition 5(III)):	July 17, 2017)
13.	Variable Interest Rate (Condition 5(II)):	
	(a) Calculation Amount (if different than Principal Amount of the Note):	Not Applicable
	(b) Business Day Convention:	Modified Following Business Day Convention
	(c) Specified Interest Period:	Not Applicable
	(d) Interest Payment Date:	Quarterly in arrear on January 15, April 15, July 15, and October 15, commencing on October 15, 2017, up to and including the Maturity Date. Each Interest Payment Date is subject to adjustment in accordance with the Modified Following Business Day Convention.
	(e) Reference Rate:	3-Month USD-LIBOR-BBA "3-Month USD-LIBOR-BBA" means the rate for deposits in USD for a period of 3 months which appears on Reuters Screen LIBOR01 (or

		Calculation Agent, at approximately 11:00 a.m., New York City time, on the first day of the relevant Interest Period for loans in USD to leading European banks for a period of 3 months commencing on the first day of the relevant Interest Period and in an amount that is representative for a single transaction in the London interbank market at such time. If no quotation is available or if the Calculation Agent determines in its sole discretion that there is no suitable bank that is prepared to provide the quotes, the Calculation Agent will determine the rate for 3-Month USD-LIBOR-BBA for the Interest Determination Date in question in a manner that it deems commercially reasonable by reference to such additional resources as it deems appropriate.
	(f) Primary Source for Interest Rate Quotations for Reference Rate:	Reuters
	(g) Calculation Agent:	See "9. Identity of Calculation Agent" under "Other Relevant Terms"
14.	Other Variable Interest Rate Terms (Conditions 5(II) and (III)):	
	(a) Spread:	plus (+) 0.07 percent
	(b) Variable Rate Day Count Fraction if not actual/360:	Act/360, adjusted
	(c) Relevant Banking Center:	London and New York
15.	Relevant Financial Center:	London and New York
16.	Relevant Business Day:	London and New York
17.	Issuer's Optional Redemption (Condition 6(e)):	No
18.	Redemption at the Option of the Noteholders (Condition 6(f)):	No

transfers for such Specified Currency as published by the Federal Reserve Bank of New York on the second Business Day prior to such payment or, if such rate is not available on such second Business Day, on the basis of the rate most recently available prior to such second Business Day" and **replacing them with the words** "*a U.S. dollar/Specified Currency exchange rate determined by the Calculation Agent as of the second Business Day prior to such payment, or, if the Calculation Agent determines that no such exchange rate is available as of such second Business Day, on the basis of the exchange rate most recently available prior to such second Business Day. In making such determinations, the Calculation Agent shall act in good faith and in a commercially reasonable manner having taken into account all available information that it shall deem relevant*".

If applicable and so appointed, and unless otherwise defined herein, the "Calculation Agent" referred to in amended Condition 7(h) shall be the Global Agent under the Bank's Global Debt Program – namely, Citibank, N.A., London Branch, or its duly authorized successor.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Depository Trust Company (DTC); Euroclear Bank S.A./N.V.; Clearstream Banking, société anonyme

(b) DTC Global Note(s):	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Citibank, N.A. as Global Agent, and the other parties thereto.
(c) Other Registered Global Notes:	No

General Information

Additional Information Regarding the Notes

1. United States Federal Income Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

The Notes should be treated as variable rate debt instruments that are issued without original issue discount. A United States holder will generally be taxed on interest on the Notes as ordinary income at the time such holder receives the interest or when it accrues, depending on the holder's method of accounting for tax purposes. However, the portion of the first interest payment on the Notes that represents a return of the 10 days of accrued interest that a United States holder paid as part of the Issue Price of the Notes will not be treated as an interest payment for United States federal income tax purposes, and will accordingly not be includible in income. Upon the sale, exchange, repurchase or maturity of the Notes, a United States holder should generally recognize capital gain or loss, equal to the difference between the amount received, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments) and the United States holder's tax basis in the Notes. Such capital gain or loss should be treated as long-term capital gain or loss to the extent the United States holder has held the Notes for more than one year.

Because the purchase price of the Notes exceeds the principal amount of the Notes, a United States holder may elect to treat the excess (after excluding the portion of the purchase

Exhibit C

TERMS AGREEMENT NO. 609 TRANCHE 2 UNDER THE PROGRAM

July 24, 2017

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agree to purchase from you (the "Bank") the Bank's U.S.$200,000,000 Floating Rate Notes due July 15, 2022 (the "Notes", as from July 27, 2017 to be consolidated and form a single series with the Bank's U.S.$600,000,000 Floating Rate Notes due July 15, 2022, issued June 20, 2017 (Tranche 1)) described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on July 27, 2017 (the "Settlement Date"), at an aggregate purchase price of U.S.$200,178,000.00, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Cash Management and Settlements Group
Email: FIN_CMO@iadb.org
Telephone: 202-623-3131

FOR THE MANAGERS:

c/o The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom
Attention: Origination and Syndication Desk
Email: TMG@tdsecurities.com
Telephone: +44 (0) 20 7628 2262

6. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes,

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

THE TORONTO-DOMINION BANK
WELLS FARGO SECURITIES, LLC

By: THE TORONTO-DOMINION BANK

By: ______________________
Name:
Title:

Beverley Tyrrell
Director
Transaction Management Group
The Toronto-Dominion Bank